Arlington Capital Services, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Assets:

Cash	$90,265
FINRA Flex Account	$565
Due From ACA	$648,313
Total Assets	$739,143

LIABILITIES

Liabilities:

Accounts Payable	$0
Total Liabilities	$0

MEMBER'S EQUITY

Member's Equity:	$739,143
Total Liabilities and Member's Equity	$739,143

The accompanying notes are an integral part of these financial statements

Statement of Income
January 1, 2025 to December 31, 2025

Revenues:	$0
Expenses:	
Legal& Professional	$8,000
Miscellaneous	$1,000
Regulatory Fees	$147,809
Professional Development	$5,218
Liability Insurance	$11,743
Office Supplies	$1,877
Rent Expense	$5,969
Occupancy Costs	$8,050
Telephone Expense	$2,215
Services	$22,522
Fixed Compensation	$826,971
Total Expenses:	$1,041,374
Net Income (Loss):	($1,041,374)

The accompanying notes are an integral part of these financial statements

Arlington Capital Services, LLC

Statement of Member's Equity
December 31, 2025

Balance at December 31, 2024	$1,513,867
Net Income (Loss)	($1,041,374)
Equity Contributions	$716,650
Equity Withdrawals	($450,000)
Balance on December 31, 2025	$739,143

The accompanying notes are an integral part of these financial statements

Arlington Capital Services, LLC

Statement of Cash Flows
December 31, 2025

OPERATING ACTIVITIES

Net Income (Loss)	($1,041,374)
Adjustments to reconcile Net Income (Loss)	
to net cash used by operations:	
Accounts Payable	($24,000)
FINRA FLEX	($565)
Net Cash used by Operating Activities	($1,065,939)

INVESTING ACTIVITIES

Due from (to)ACA	$62,459
Net Cash provided by Investing Activity	$62,459

FINANCING ACTIVITIES

Member's Equity Contributions (cash)	$600,000
Member's Equity Withdrawals	($450,000)
Net Cash provided by Financing Activities	$150,000

Net Cash Decrease for period	($853,480)
Cash at beginning of period	$943,744
Cash at end of period	$90,265
Non-Cash Capital Contributions	$116,650

The accompanying notes are an integral part of these financial statements

Arlington Capital Services LLC

Notes to Financial Statements
December 31,2025

_____

1. **Nature of Business:**

Arlington Capital Services, LLC (the Company), was formed on March 3, 2020. The company was formed for the purpose of acting as a broker dealer with the capacity and qualifications to advise clients on mergers and acquisitions, capital raising, and other advisory services.

The company is registered with the Securities and Exchange Commission ("SEC", SEC File #8-70361) and is a member (CRD #304588) of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

2. **Summary of Significant Accounting Policies:**

Basis of Accounting:

The Company prepares its financial statements using the accrual basis of accounting. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company's policy is to include as cash and cash equivalents cash in bank accounts and short-term investments with original maturities of three months or less.

At various times throughout the year the Company maintained bank balances in excess of the federal insured limit. This is considered normal banking practice. The federally insured limit was $250,000 at December 31, 2025.

Federal Income Taxes:

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Rather, the Company's income is passed through to the members and the members are taxed individually on their share of the Company's earnings.

Revenue Recognition

The company is engaged to assist clients in advising on mergers and acquisitions as well as raising capital from institutional investors. All such transactions are private placements. The company may receive upfront or monthly retainers for services performed during an engagement irrespective of a transaction being consummated. Such services include preliminary work familiarizing our team with a client, market analysis and identification of prospective acquirors or partners, and preparing descriptive information regarding a client, among other services and efforts. The company considers retainer revenue to be generated at the time it is received for performing such services. If a transaction is consummated, retainer fees paid to the date of closing such transaction may be credited against the transaction success fee. The company considers revenue to be generated when the BD satisfies the performance obligation.

3. **Uncertain Tax Positions:**

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subjected to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

4. **Related Parties:**

One Hundred percent (100%) of the membership interests in Arlington Capital Services, LLC are owned by Arlington Capital Advisors, LLC. Arlington Capital Services, LLC has a cost sharing agreement with Arlington Capital Advisors, LLC for items that include shared space, office supplies, utilities, computers and other facilities, which are reimbursed on a monthly basis. The company recorded expenses under this agreement of $879,976 for 2025. Included in the total is a provision for rent which is included in the "rent" expenses on the accompanying Statement of Income in the amount of $5,969. There is in addition an affiliated counterparty for transactions effected in the United Kingdom – Arlington Capital Advisors Limited.
.

5. **Commitments & Contingencies:**

   The Company may incur claims against others and may have claims made against it due to matters arising out of the conduct of the company's business. The ultimate liability, if any, which might arise from settlement of these claims would not, in the opinion of the company's management, have a material adverse effect on the Company's financial position.

6. **Segment Reporting**

   The Company conducts its business and reports financial results as one operating segment and one reportable segment as the Company is engaged in a single line of business as a securities broker dealer. The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies. The Company's Chief Executive Officer serves as the CODM of the company.

7. **Net Capital:**

   The company does not receive any customer funds and securities and does not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6.67% of its aggregate indebtedness and will not require a specific exemption from the full provisions of SEC Rule 15c3-3 (customer protection rule). Net capital and net capital related ratios may fluctuate on a daily basis. On December 31, 2025, the Company had net capital of $90,265, exceeding the minimum net capital requirement of $5,000 by $85,265.

8. **Subsequent Events:**

   Management has evaluated subsequent events through the date which the financial statements were available to be issued and currently does not anticipate that the aggregate liability arising out of these matters will have a material effect on the Company's results of operations, financial position or cash flows.

Arlington Capital Services, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

Capital:	
Member's Equity	$739,143
Non-Allowable Assets	($648,878)
Net Capital Before Securities Haircuts	$90,265
Securities Haircuts	-
Net Capital	$90,265
Minimum Dollar Net Capital Requirement	$5,000
Excess Net Capital	$85,265
Aggregate Indebtedness	$0
Ratio of Aggregate Indebtedness to Net Capital	0%

There were no material differences between the basic net capital computation included in these financial statements with those previously reported by the company.

Arlington Capital Services, LLC

Schedule II - Computation for
Determination of the Reserve Requirements Under Securities and
Exchange Commission Rule 15c3-3

December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. As a result, the Company has not included the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

Arlington Capital Services, LLC

Schedule III – Information Relating to
the Possession or Control Requirements Under Securities and Exchange
Commission Rule 15c3-3
December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. As a result, the Company has not included Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.